June 5, 2013

VIA EDGAR

Reid S. Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Broadview Networks Holdings, Inc. Registration Statement on Form S-1 (File No. 333-187629)

Dear Mr. Hooper:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Broadview Networks Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective at June 6, 2013 at 4:00 p.m., Eastern Standard Time or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness by email to John DeSisto of Willkie Farr & Gallagher LLP at jdesisto@willkie.com.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BROADVIEW NETWORKS HOLDINGS, INC.

By:	/s/ Michael K. Robinson
Michael K. Robinson
President and Chief Executive Officer

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP